**Mail Stop 4561**
**via fax (858) 826-2622**

December 4, 2009

Mr. Kenneth C. Dahlberg
Chairman of the Board and Chief Executive Officer
SAIC, Inc.
10260 Campus Point Drive
San Diego, California 92121

>      **Re:    SAIC, Inc.**
>             **Form 10-K for the Fiscal Year Ended January 31, 2009**
>             **Filed March 30, 2009**
>             **File No. 001-33072**

Dear Mr. Dahlberg:

We have reviewed your response letter dated November 9, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 15, 2009.

Form 10-K for the Fiscal Year Ended January 31, 2009

Notes to Condensed Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

1.    Please explain further the following as it relates to the information provided in your
      response to prior comment 1:
      - Tell us how you determined that because the pricing is determined by the ultimate
        amount of effort required, flexibly priced arrangements (i.e. time and materials and
        cost reimbursable contracts) do not represent transactions for a "mutually agreed
        upon price." In this regard, considering these contracts include mutually agreed
        upon pricing arrangements that result in a stated total maximum dollar amount to

be charged under these arrangements, explain further why such rates and amounts would not be considered a "mutually agreed upon price" within the definition of a service contract as defined in the 1978 Invitation to Comment.

- Please clarify why you believe that a "best efforts" agreement cannot be considered the performance of an "act or acts" if it is not required to meet a specific outcome or result. It would appear that certain of these arrangements may still have a defined and measurable level of service under the arrangement and regardless of whether or not there is a successful outcome; you are still performing certain acts under the terms of the contract (i.e. researching the feasibility of turning algae into jet fuel).
- We note that your flexibly priced arrangements include contracts to perform services in the later stages of the lifecycle of complex systems such as decision support, analytics and staff support. Aside from the pricing terms of these arrangements, tell us how you determined that the nature of such services meets the definition of contract covered by paragraph .13 of SOP 81-1.
- Tell us whether you believe that you follow View A or B as noted in the October 23, 2009 EITF discussion of the proposed issue *Accounting for Service-Related Contracts with the Federal Government* (i.e., FASB codification subtopic 605-35 (also known as SOP 81-1)). Please explain the basis for your view.

\* \* \* \* \* \* \*

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief